UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The Results of the 56th Ordinary General Meeting of Shareholders

© Agenda 1 : Approval of Financial Statements for the 56th FY
(From January 1, 2023 to December 31, 2023)
(Year-end dividend per share : KRW 2,500)

Item(Unit : KRW)	Consolidated	Separate
Total Assets	100,945,394 million	51,646,198 million

Total Liabilities	41,281,497 million	4,146,333 million
Share Capital	482,403 million	482,403 million

Total Equity	59,663,897 million	47,499,865 million
Sales	77,127,197 million	1,454,079 million

Operating Profit	3,531,423 million	1,106,629 million
Net Profit	1,845,850 million	799,578 million

Net Profit per Share	22,382	10,539

<Approval of Dividend Distribution>

Details	2023
1. Annual Dividend per Share (KRW)	10,000
- Year-End Dividend (KRW)	2,500
- Quarterly Dividend (KRW)	7,500
2. Dividend Yield Ratio (%) ( = Annual Dividend per Share / Market Price)	2.4

©	Agenda 2: Partial Amendments of the Articles of Incorporation

Agenda 2 is approved by the 56th Ordinary General Meeting of Shareholders as proposed.

Existing Article	Amendment	Purpose of Change

Article 45. Special Committees

① The Company shall have special committees under the control of the Board of Directors as follows:

1.  ESG Committee;

2.  Director Candidate Recommendation Committee;

3.  Evaluation and Compensation Committee;

4.  Finance Committee;

5.  Audit Committee.

Article 45. Special Committees

① The Company shall have special committees under the control of the Board of Directors as follows:

1.  ESG Committee;

2.  Director Candidate Recommendation Committee;

3.  Evaluation and Compensation Committee;

4.  Finance Committee;

5.  Audit Committee;

6.  CEO Candidate Pool Management Committee

To enhance candidate pool management

Article 29. Appointment of the CEO and the Representative Director

① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.

② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

Article 29. Appointment of the CEO and the Representative Director

① By resolution of the Board of Directors, the CEO and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.

② In the event a candidate for the position of Inside Director is nominated as the CEO and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) CEO and the Representative Director candidate at the General Meetings of Shareholders. Where the CEO and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the CEO and the Representative Director candidate as the CEO and the Representative Director.

③ Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

To ensure consistency in rules and terminology across the AoI and internal regulations Revisions contain changes in Korean terminology that does not impact the English language terminology.
-	ADDENDA (March 21, 2024) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 56th fiscal year.	-

©	Agenda 3: Election of Inside Directors

○	Number of Outside Directors to be Elected: 4 Directors

-	Agenda from 3-1 to 3-4 is approved by the 56th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chang, In-Hwa (3-1)	August 17, 1955	March 2021 ~ Present	Senior Corporate Advisor, POSCO	3 Years
		March 2018 ~ February 2021	Representative Director, President, Head of Steel Business Unit, POSCO
	Board of Directors	March 2017 ~ February 2018	Board Member, Senior Executive Vice President, Head of Steel Production Division, POSCO
		February 2016 ~ February 2017	Senior Executive Vice President, Head of Technology and Investment Division (Head, Technical Research Laboratories), POSCO
		February 2015 ~ January 2016	Senior Executive Vice President, Head of Steel Solution Marketing Department, POSCO
		March 2014 ~ February 2015	Senior Executive Vice President, Head of New Business Development Department
		January 2011 ~ March 2014	Senior Vice President, Head of New Business Department / New Growth Business Department, POSCO
Jeong, Ki-Seop (3-2)	October 4, 1961	January 2023 ~ Present	CSO of Chief Strategy Office, President of POSCO HOLDINGS INC.	1 Year
		2020	Representative Director, President of POSCO Energy
		2018	Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy
	Board of Directors	2017	Executive Vice President, Head of Domestic Business Management Office, POSCO
		2016	Senior Vice President, Head of Domestic Business Management Office, POSCO
		2015	Senior Vice President, Finance Chief, POSCO
		2013	Senior Vice President, Head of Business Strategy Department, POSCO International
		2012	Senior Vice President, Head of Overseas Management Team, POSCO International
Kim, Jun-Hyung (3-3)	November 19, 1962	February 2024 ~ Present	Chief, Green Materials & Energy Business Office, POSCO HOLDINGS INC.	1 Year
		January 2023	Representative Director, President of POSCO FUTURE M Co., Ltd.
	Board of Directors	January 2021	Representative Director, President of SNNC
		January 2019	Head, Energy Material Department, POSCO Chemical Co., Ltd.
		January 2018	Representative Director, POSCO ESM
		February 2017	Board Member, Head of Production Division, Executive Vice President, POSCO ESM
		February 2016	Executive Vice President, Head of New Business Department, POSCO
		March 2013	Senior Vice President, Rolling Mill Sector Deputy Head, Pohang Works, POSCO
Kim, Ki-Soo (3-4)	April 18, 1965	February 2024 ~ Present	Head of New Experience of Technology Hub, Group CTO, Senior Executive Vice President, POSCO HOLDINGS INC.	1 Year
	Board of Directors	January 2024	Senior Executive Vice President, Head, Technical Research Laboratories, POSCO
		January 2019	Executive Vice President, Head of Low-Carbon Process R&D Center, POSCO
		September 2016	Senior Vice President, Head of Engineering Solution Office, POSCO
		June 2014	Vice President, Pohang Research Infra Group, POSCO

©	Agenda 4: Election of Outside Directors

○	Number of Outside Directors to be Elected: 2 Directors

-	Agenda from 4-1 to 4-2 is approved by the 56th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term	Name/position of the company where holding the role of directors and etc.
	Recommended by	Period	Details
Yoo, Young-Sook (4-1)	May 29, 1955	January 2020 ~ Present	Chairperson of the Board(non-permanent), Climate Change Center	3 Years	Mar 2021~Mar 2024 : MACROGEN (Outside Director)
	Director Candidate Recommendation Committee	April 1990 ~ Present	Senior/Principal/Honorary Research Scientist, Korea Institute of Science and Technology(KIST)
		February 2014 ~ January 2021 2014	Board Member(non-permanent), Research Institute of Industrial Science & Technology Co-President, Climate Change Center
		June 2011 ~ March 2013	Minister, Ministry of Environment
		November 2009 ~ August 2010	Vice President, KIST
		2007 ~ October 2009	Head of Biological Science Research, KIST
Kwon, Tae-Kyun (4-2)	November 28, 1955	December 2015 ~ June 2021	Senior Advisor, Yulchon LLC.	3 Years	July 2022~July 2025: Kumho Petrochemical (Outside Director)
		2014 ~ 2020	Outside Director, SAMSUNG ELECTRO-MECHANICS CO., LTD.
	Director Candidate Recommendation Committee	2017 ~ 2019	Outside Director, MIRAE ASSET DAEWOO CO., LTD.
		2010	Ambassador, Korea to the United Arab Emirates
		2009	Chief Administrator, Public Procurement Service
		2008	Head of Trade and Investment Office, Ministry of Knowledge Economy
		2007	Deputy Minister for Free Economic Zone Planning, MOFE
		2006	Commissioner, Korea Financial Intelligence Unit, MOFE
		2005	Head of International Finance Bureau, MOFE
		2001	Economic Councilor, OECD Representative
		1996	Finance and Economy Advisor, Office of the President
		1992	Country Officer, Asian Development Bank

©	Agenda 5: Election of Outside Director to Serve on the Audit Committee

○	Number of Outside Director to be Elected: 1 Director

-	Agenda 5 is approved by the 56th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Park, Sung-Wook	January 8, 1958	2022 ~ Present	Chairman, National Academy of Engineering of Korea (NAEK)	3 Years
	Director Candidate Recommendation Committee	2015 ~ Present	Member, National Academy of Engineering of Korea (NAEK)
		2019 ~ 2022	Management Advisor and Vice Chairman, SK Hynix Inc.
		2016 ~ 2019	Chairman, Korea Semiconductor Industry Association (KSIA)
		2013 ~ 2018	CEO, President ~ Vice Chairman, SK Hynix Inc.
		2005 ~ 2013	Senior Executive Vice President, Head of Research Institute, Hynix Semiconductor Inc.
		2001 ~ 2005	Senior Vice President, Head of HSA, Hynix Semiconductor Inc.
		1984 ~ 2001	Semiconductor R&D Center, Hyundai Electronics Co., Ltd

©	Agenda 6: Approval of Director Remuneration Limit (FY2024)

-	Agenda 6 is approved by the 56th Ordinary General Meeting of Shareholders as proposed.

☐	The director remuneration limit (to be approved) in the FY 2024:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2023:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 21, 2024	By /s/ Han, Young-Ah
(Signature)
	Name:	Han, Young-Ah
	Title:	Senior Vice President